Exhibit 23.3

Procore Technologies, Inc.

6309 Carpinteria Avenue

Carpinteria, CA 93013

January 8, 2020

Dear Procore Technologies, Inc.:

We, Frost & Sullivan, a California corporation having its principal address at 3211 Scott Blvd, Suite 203, Santa Clara CA, 95054 hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1, and any amendments thereto (the “Registration Statement”) of Procore Technologies, Inc., and any related prospectuses of (i) our name and all references thereto, and (ii) the statements set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

We further consent to the reference to our firm, under the caption “Industry and Market Data” in the Registration Statement, as acting in the capacity of an author of independent industry publications.

Yours faithfully,

/s/ Brian Cotton
Name Brian Cotton Designation: Senior Vice President, Practice Lead For and on behalf of Frost & Sullivan

SCHEDULE

1)

We calculate this figure by multiplying a November 2019 estimate from a Frost & Sullivan study commissioned by us of the number of combined owner, general contractor, and specialty contractor companies in our addressable geographies, by our median ARR as of December 31, 2019, for each company size by (categorized by enterprise, mid-market, and small business).

2)	As of December 31, 2019, we had 8,506 customers, which we believe represents just 2% of the total number of customers to whom we can sell, based on Frost & Sullivan’s estimated addressable customers.